METALINE CONTACT MINES
W.3848 TURTLE PATCH ROAD
PINE RIVER, WISCONSIN 54965
December 12, 2005
H. Roger Schwall
Assistant Director
Division of Corporate Finance
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Metaline Contact Mines Form 10-KSB for the Year Ended December 31, 2004 Filed on March 25, 2005 File number 0-31025
Dear Mr. Schwall:
Reference is made to your comment letter, dated October 18, 2005, (hereinafter the “Comment Letter”) regarding our annual report on Form 10-KSB for the year ended December 31, 2004, that we received via facsimile on November 30, 2005.
We have an immediate concern with the 10-day response time requirement in the Content Letter; we only received it on November 30th. So, unless otherwise advised, we will assume our response to the Comment Letter will be timely if properly filed with your good offices on or before December 14, 2005.
We respectfully request that the revisions we are proposing in this letter be made in our upcoming annual report on Form 10-KSB for the year ended December 31, 2005. We make this request for the following reasons:
1.	It is now time to begin preparing for our upcoming annual report on Form 10-KSB for the year ended December 31, 2005.

A similar timing issue arose shortly after we first became effective in 2000. In that particular case, we needed to file a post effective amendment to our 10-SB, while simultaneously preparing to file our initial 10-KSB filing. It was agreed that the 10-KSB would satisfy both requirements.

2	We are a small business. Submitting an amended Form 10-KSB in its entirety for the subject year, and shortly thereafter our 10-KSB for the year ended December 31, 2005, could present an unnecessary burden on our human and financial resources.

H. Roger Schwall, Assistant Director U.S. SECURITIES AND EXCHANGE COMMISSION	December 12, 2005 Page 2
With the above request in mind, we hereby submit the following changes and revisions pursuant to your Comment Letter:
Accounting Comments
Controls and Procedures, page 12
1.	“Item 8A – Controls and Procedures” in our Form 10-KSB will be revised to reflect the changes you have requested in items 1, 2 and 3 of the Comment Letter. Please see Attachment “A” hereto for a copy of the revisions.
Exhibit 31.1
4.	The 302 certifications will be revised as requested. Please see Attachment “B” hereto for a copy of the revision.
Engineering Comments
General
5.	“Item 2 – Description of Property” in our Form 10-KSB will be revised in its entirety. We feel these revisions will address your comments in items 5, 6 and 7 of the Comment Letter, and further clarify our mineral property holdings. Please see Attachment “C” hereto for a copy of the revisions.
Regarding your comment to provide names, claims, or grant numbers, dates of recording and expiration for our claims, please be advised that this information has been previously provided, as follows:
(a)	With respect to the Pend Oreille/Metaline Zinc Mines, the requested information is provided in “Exhibit A – Description of Property” to the Mining Lease With Purchase Option, Exhibit 10(i) of our Form 10-SB, as amended, which became effective on September 14, 2000.
(b)	With respect to the Golden Chest Mine, the requested information is provided in “Exhibit A – Golden Chest Mine Properties” to the Exploration Agreement and Option to Lease, Exhibit 10.5 of Form 10-KSB for the year ended December 31, 2003, filed by New Jersey Mining Company, SEC File 000-28837.
6.	The map of the Golden Chest Mine properties is attached hereto in Attachment “D” and will be inserted appropriately. A map of the Pend Oreille/Metaline Zinc Mines properties was included in our original Form 10-SB filing, as amended, which became effective on September 14, 2000.
Pend Oreille/Metaline Zinc Mines
Golden Chest Mine
7.	As requested, all references to “inferred geologic resources” will be removed. Please see Attachment “C” hereto.

H. Roger Schwall, Assistant Director U.S. SECURITIES AND EXCHANGE COMMISSION	December 12, 2005 Page 3
Metaline Contact Mines (the “Company”) acknowledge that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
We thank you for your every consideration of our above request, and the revisions and additions contained herein. We look forward to receiving your comments. In the event you have any questions please feel free to contact me at 920-987-5317.

Respectfully submitted, METALINE CONTACT MINES
By:	/s/ John W. Beasley
John W. Beasley
Secretary/Treasurer/CFO

ATTACHMENT “A”
Item 8A. CONTROLS AND PROCEDURES
Annual Evaluation of the Company’s Disclosure Controls and Internal Controls
As of December 31, 2005, the Company evaluated the effectiveness of the design and operation of its “disclosure controls and procedures” (“Disclosure Controls”), and its “internal controls and procedures for financial reporting” (“Internal Controls”). This evaluation (the “Controls Evaluation”) was done under the supervision and with the participation of management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Rules adopted by the SEC require that in this section of the Annual Report the Company present the conclusions of the CEO and the CFO about the effectiveness of it’s Disclosure Controls and Internal Controls based on and as of the date of the Controls Evaluation.
CEO and CFO Certifications
Appearing immediately following the Signatures section of this Annual Report there are two separate forms of “Certifications” of the CEO and the CFO. The second form of Certification is required in accord with Section 302 of the Sarbanes-Oxley Act of 2002 (the “Section 302 Certification”). This section of the Annual Report, which you are currently reading, is the information concerning the Controls Evaluation referred to in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.
Disclosure Controls and Internal Controls
Disclosure Controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 (“Exchange Act’), such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission (“SEC”) rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Internal Controls are procedures which are designed with the objective of providing reasonable assurance that the Company’s (1) transactions are properly authorized; (2) assets are safeguarded against unauthorized or improper use; and (3) transactions are properly recorded and reported, all to permit the preparation of our financial statements in conformity with generally accepted accounting principles.
Scope of the Controls Evaluation
The CEO/CFO evaluation of the Company’s Disclosure Controls and Internal Controls include a review of the controls’ objectives and design, the controls’ implementation by the Company and the effect of the controls’ on the information generated for use in this Annual Report. In the course of the Controls Evaluation, management sough to identify data errors, controls problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken. This type of evaluation will be done on a quarterly basis so that the conclusions concerning controls effectiveness can be reported in the Company’s Quarterly Reports on Form 10-QSB and Annual Report on Form 10-KSB. The Company’s Internal Controls are also evaluated on an on-going basis by it’s independent auditors in connection with their audit and
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review activities. The overall goals of these various evaluation activities are to monitor our Disclosure Controls and our Internal Controls and make modifications as necessary; our intent in this regard is that the Disclosure Controls and the Internal Controls will be maintained as dynamic systems that change (including the improvements and corrections) as conditions warrant.
Among other matters, the Company sought in its evaluation to determine whether there were any “significant deficiencies” or “material weaknesses” in the Company’s Internal Controls, or whether the Company had identified any acts of fraud involving personnel who have a significant role in the Company’s Internal Controls. This information was important both for the Controls Evaluation generally and because items 5 and 6 in the Section 302 Certifications of the CEO and CFO require that the CEO and CFO disclose that information to our Board’s Audit Committee and to our independent auditors and to report on related matters in this section of the Annual Report. In the professional auditing literature, “significant deficiencies” are referred to as “reportable conditions”; these are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements. A “material weakness” is defined in the auditing literature as a particularly serious condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and may not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company also sought to deal with other controls matters in the Controls Evaluation, and in each case if a problem was identified, management considered what revision, improvement and/or correction to make in accord with our on-going procedures.
In accord with SEC requirements, the CEO and CFO note that, since the date of the Controls Evaluation to the date of this Annual Report, there have been no changes in Internal Controls or in other factors that could affect Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses.
Conclusions
Based upon the Controls Evaluation, the Company’s CEO and CFO have concluded that its Disclosure Controls are effective to ensure that material information relating to the Company is made known to management, including the CEO and CFO, particularly during the period when its periodic reports are being prepared, and that its Internal Controls are effective to provide reasonable assurance that the Company’s financial statements are fairly presented in conformity with generally accepted accounting principles.
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ATTACHMENT “B”
Exhibit 31.1
CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Richard l. Howell, certify that:
1.	I have reviewed this annual report on Form 10-KSB of Metaline Contact Mines
2.	Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer, the periods presented in this report.
4.	The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:
(i)	Designed such disclosure controls and procedures to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made to us by others within those entities, particularly during the period in which this annual report is being prepared.
(ii)	Nor required.
(iii)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and
(iv)	Disclosed in this report any changes in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and
5.	The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation, to the small business issuer’s auditors and the audit committee of the small business issuer’s Board of Directors (or persons performing the equivalent functions):
(i)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and
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(ii)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.
Date: December 12, 2005

/s/ Richard L. Howell
Richard L. Howell, Chief Executive Office

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ATTACHMENT “C”
Item 2. DESCRIPTION OF PROPERTIES
PEND OREILLE/METALINE ZINC MINES
Location
The Company owns mineral rights and properties covering approximately 8,200 acres to fee simple property, patented mining claims, and unpatented mining claims, located in the Metaline Mining District, Pend Oreille County, in northeastern Washington State. The Company refers to these mineral rights and properties collectively as the “Pend Oreille/Metaline Zinc Mines”. They are accessed in various locations along State Highway 20 and State Highway 31 (paved state highways with year around access), then over numerous unimproved dirt roads. There is no surface infrastructure or electrical power on or to the properties.
Mineral Rights and Properties
Specifically, the Pend Oreille/Metaline Zinc Mines mineral rights and properties comprise the following: mineral rights to 5,798 acres of fee simple property; mineral rights to 487 acres of patented mining claims, and 1,925 acres of unpatented mining claims.
Unpatented mining claims are claims on federal land in which an individual, corporation, or other legal entity, by the act of a valid location under the mining laws of the United States, has obtained a right to remove and extract minerals from the land, but where full title of the land has not been acquired from the U.S. Government. The U.S. Bureau of Land Management (“BLM”) administrates unpatented claims. To maintain unpatented mining claims, the claimant must pay a $125 maintenance fee and incur $100 in assessment expenditures annually per claim
A patented mining claim refers to a parcel of mineral land for which the U.S. Government has conveyed title thereto to an individual, corporation or other legal entity.
The Company’s mineral rights to the fee simple property and patented mining claims are covered by a Commitment for Title Insurance issued by Pend Oreille Title Company of Newport, Washington.
Mineral Lease
On September 1, 1997, the Company entered into a new a Mining Lease With Purchase Option with Cominco American Incorporated (now Teck Cominco American Incorporated, and hereinafter referred to as “Teck Cominco”) on the Pend Oreille/Metaline Zinc Mines. The lease is for 20 years, with an option for an additional 20-year period, and so long thereafter as there is commercial production from the Company’s mineral rights. Under the terms of the lease, the Company receives an advance royalty of $3,000 per quarter for the first 5 years, $4,000 per quarter for the second 5 years, $5,000 per quarter for the third 5 years, and $6,000 per quarter thereafter. The lease also provides a 3% Net Smelter Returns (“NSR”) production royalty upon the commencement of commercial production. During the first 3 years of production, the NSR royalty is fixed at $150,000 per year.
All advanced royalty payments received by the Company are considered prepayment of any NSR production royalties that may accrue to it, and may be fully recovered by Teck Cominco.

Effective March 15, 2002, Teck Cominco elected to reduce the acreage subject to the lease by approximately 187 acres, or 3%. The advanced royalty payments described above were reduced accordingly. The Company currently receives $3,880 per quarter. Beginning October 1, 2007, it will receive $5,335 per quarter, and beginning October 1, 2012, and thereafter, it will receive $5,820 per quarter in advanced royalty payments.
Under the lease, Teck Cominco is responsible for maintaining the Company’s unpatented mining claims with the BLM as described above. If Teck Cominco should fail to maintain the unpatented mining claims, the Company would be required to pay the annual maintenance fees and assessment expenditures necessary to maintain the claims in good standing.
Teck Cominco is also responsible for all property taxes, and subject to all existing and probable federal, state and local governmental approvals, regulations and permits with regard to the Pend Oreille/Metaline Zinc Mines.
Environmental Issues
In 1995, McCulley Frick & Gilman Inc. (“MF&G”), an environmental consulting and engineering services firm with offices in Wallace, Idaho, conducted a Phase I Environmental Site Assessment (the “ESA”) of the Company’s private landholdings. In December of 1997, the Company obtained a down-date to the ESA, also authored by MF&G. Both assessments affirmed that previous mining exploration activities conducted on the properties left no “hazardous substances” or “facilities”, as defined in the Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”), and pose no threat to human health, natural resources, or the environment from the standpoint of releases of any potentially hazardous substances to soil, groundwater, surface water or air. It is therefore management’s opinion that the Company would have minimal liability if named as a Potentially Responsible Party (“PRP”) under CERCLA from any past mining-oriented activities, and defendable under 42 U.S.C. § 9607(b)(3). No hazardous substances or facilities will be used or constructed on the Company’s mineral holdings.
For the period ended December 31, 2005, the lease with Teck Cominco is in good standing.
History
Established in 1906, the Metaline District is a significant past-producer of zinc and lead, having produced about 17.5 million tonnes of ore grading 2.52% zinc and 1.14% lead from the Metaline Formation. The Pend Oreille Mine was the major producer in the Metaline District, having yielded 14.8 million tonnes containing 2.3% zinc and 1.1% lead.
The zinc-lead mineralization of the Metaline Formation occurs primarily in two horizons – the Josephine Horizon, and the deeper higher-grade Yellowhead Horizon. The Josephine Horizon hosted most of the historic mining activity in the district. A recently identified third horizon, the Yellowhead #2, positioned 500–600 feet below the main Yellowhead Horizon, has now been recognized for its economic potential
Teck Cominco acquired the 100% interest in Pend Oreille Mine in 1996, and negotiated a new long-term lease agreement with the Company on the Pend Oreille/Metaline Zinc Mines, effective September 1997.
In 2000, Teck Cominco encountered additional zinc-lead mineralization in the Washington Rock area that graded 7.0% zinc and 1.4% lead, a portion of which are mineral rights owned by the Company. This additional zinc-lead mineralization was encountered within Yellowhead and Yellowhead #2 Horizons mentioned above. Washington Rock is located approximately 1-mile south of the Pend Oreille Mine.

In January of 2004, Teck Cominco commenced commercial production of zinc-lead ores and concentrates from its Pend Oreille Mine, with announced reserves of 5,727,000 tonnes, grading 7.7% zinc and 1.4% lead. Planned production was 2,000 tonnes per day, yielding 83,000 tonnes of zinc and 15,000 tonnes of lead concentrates per year, to be shipped approximately 50-miles north to Teck Cominco’s facilities in Trail, British Columbia, one of the largest fully-integrated zinc and lead smelting and refining complexes in the world.
Work Completed on Property
In 2005, Teck Cominco completed a 13-hole diamond drilling program on portions of the Company’s properties located in the Washington Rock and West Riverside areas. The data therefrom has been received from Teck Cominco and is currently being evaluated by the Company’s consulting mining engineers.
GOLDEN CHEST MINE
Location
The Company leases 23 patented mining claims covering roughly 270 acres, which are commonly referred to collectively as the “Golden Chest Mine.” The Golden Chest Mine is located in Reeder Gulch, approximately 1.5 miles east of Murray, in the Summit Mining District, Shoshone County, Idaho. It is accessed along Forest Highway 9, and therefrom on unimproved dirt roads. Electrical power supplied by Avista Utilities is installed at the property owner’s office/residence and to the portal site in Reeder Gulch.
Mineral Leases
On January 10, 2004, the Company entered into an Agreement with Paymaster Resources Incorporated (hereinafter “Paymaster”) to acquire Paymaster’s Mining Lease and Agreement (the “Golden Chest Lease”), and Exploration Agreement and Option to Lease with New Jersey Mining Company (the “New Jersey Exploration Agreement”) on the Golden Chest Mine. Paymaster shareholders approved the Agreement at a special meeting on February 23, 2004. The Company issued Paymaster 466,954 shares of its authorized, but unissued common stock.
In addition, in the event the properties subject to the Golden Chest Lease commence commercial production during the tenure of the New Jersey Exploration Agreement, or any lease as a result thereof, the Company will pay Paymaster an additional 1,000,000 shares of it’s authorized, but unissued, common stock. On July 4, 2005, New Jersey Mining commenced commercial mining operations, and the Company issued Paymaster the 1,000,000 additional shares.
Golden Chest Lease
The Company acquired a Mining Lease and Agreement, as amended (the “Golden Chest Lease”) with J.W. Beasley Interests LLC, the owner of the Golden Chest Mine. The Golden Chest Lease continues until July 1, 2018, with options thereafter so long as there is commercial production. The Company has no advance royalty payments, work requirements, or other holding costs with regard to the lease, and is to pay J.W. Beasley Interests an “in kind” royalty of 50% of the all royalties and other consideration received from New Jersey Mining Company throughout the tenure of New Jersey Mining’s agreements described below.
Alliance Title and Escrow Corporation of Wallace, Idaho has issued a Commitment for Title Insurance for the patented mining claims that comprise the Golden Chest Mine.

New Jersey Lease
Effective January 3, 2005, New Jersey Mining Company exercised its option and entered into a Mining Lease (the “New Jersey Lease”) with the Company on the Golden Chest Mine. The New Jersey Lease continues until July 1, 2018, with options thereafter so long as there is commercial production. Under the terms of the New Jersey Lease, the Company was issued 100,000 shares of New Jersey’s authorized, but unissued, common stock, and will receive a sliding scale Net Smelter Return (NSR) royalty of 3% if production is achieved. An additional NSR royalty, up to a maximum of 3%, is payable to the Company based on a sliding scale of increasing gold prices, adjusted to the Consumer Price Index (CPI) using June 2003 as the base, as follows:

Price of Gold, $/Troy Ounce	Additional NSR Royalty
(using December 2004 CPI) < $415 $415 — $467 $467 — $519 $519 — $570 >$570	None 1.0% 1.5% 2.0% 3%
In addition, the Company will receive 50,000 shares of New Jersey Mining’s authorized, but unissued, common stock for each 10,000 ounces of gold produced from the Golden Chest Mine.
Finally, the Company will receive a 1% Net Profits Royalty (NPR) from New Jersey Mining on any and all production from properties located within a 1/2-mile perimeter of the Golden Chest Mine. New Jersey Mining currently controls approximately 236 acres of unpatented mining claims that would be subject to the 1% NPR.
For the period ended December 31, 2005, the Golden Chest Lease and the New Jersey Lease are in good standing.
History
The Golden Chest Mine is the largest lode producer of gold in the Murray district producing approximately 65,000 ounces of gold from narrow high-grade veins. Gold production from the Murray district is estimated at 300,000 ounces, including 200,000 ounces from placers, predominately in the late 1800’s. The Company leases the Golden Chest Mine from J.W. Beasley Interests LLC.
In the late 1980’s, Newmont Exploration Limited spent over $545,000 on an exploration program at the Golden Chest Mine, which consisted of soil and rock sampling, surface and underground mapping, and 11,133 feet of drilling. Newmont’s work identified a potential open pit target with significant gold mineralization, and the possible faulted off set of the Katie-Dora Vein, the primary producer of gold from the Golden Chest Mine.
Geology and Reserves
New Jersey Mining’s geologist and mining engineer completed the description of the geology, and the reserve calculations of the Golden Chest Mine. Verification of the areas geology can be found from third party published reports by Philip J. Shenon (Idaho Bureau of Mines Pamphlet No. 47) and unpublished reports by Newmont Mining Corporation.

Geology
Gold mineralization occurs in veins associated with a trust fault that has exploited the top of a quartzite unit on the east limb of a north-trending synclinal fold. The mineralization occurs in two types of quartz veins that are generally conformable to bedding of the Prichard Formation of Proterozoic age. Thin banded veins, occurring in argillite, contain visible gold, pyrite, arsenopyrite, galena and sphalerite. Thicker, massive veins occur in quartzite and contain pyrite, sphalerite, galena, chalcopyrite, scheelite, and rare visible gold. Gold mineralization is of Mesozoic age and related to granitic intusive rocks.
Reserves
Ore grades and dimensions of the reserves are based on chip sampling of the Katie-Dora Vein underground and surface core drilling, using a cutoff grade of 5 grams per tonne gold, a minimum mining width of 2 meters, and the standard practices of the Coeur d’Alene Mining District. The cutoff grade is based on historical and estimated costs of a 500 tonne per month underground mining operation, hauling ore to New Jersey Mining’s mineral processing plant about 40 miles distant, and processing with a flotation mineral processing plant recovering 90% of the gold. Gold prices used were those on December 31, 2004, or $14.09 per gram ($438.10 per ounce). The reserve tonnages are diluted. That is, the expected dilution from underground mining is accounted for in the grade and tonnage of the reserve blocks.

Classification	Metric Tonnes	Gold Grade	Ounces of Gold
		(grams / tonne)

Proven & Probable	8,170	13.0	3,415

Work Completed
During the 2nd quarter of 2005, New Jersey Mining commenced a 400 tonnes per month underground mining operations on the Katie Vein that they intercepted with their exploration ramp in 2004, from which the Company is receiving NSR royalties. New Jersey Mining has the necessary permits to operate the underground mining operation. During the 4th quarter of 2005, New Jersey Mining commenced a limited deep drilling program on the Idaho Vein, the results of which will be announced made available by New Jersey Mining.
Subsequent Event (if required)

ATTACHMENT “D”
MAP OF GOLDEN CHEST MINE
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